INVEST IN **AEONCHARGE**

A universal EV charging platform that streamlines the charging experience



Highlights

1. VC-backed and raised $500,000
2. Pepperdine most fundable startups top 100
3. Backed by 17 electric vehicle (EV) clubs presidents, representing states in the United States
4. Mentored by Y Combinator and Techstars Executive
5. $2.1 billion market opportunity in 2025
6. Fast growing industry with 46.6% CAGR
7. Validated with net promoter score (NPS) of 84

7. Validated with net promoter score (NPS) of 84

Our Team



Dwi Sutandar

Previous experience in successfully growing an international venture. Equipped with multiple recognition in engineering and technology fields.

The EV charging sector is a fast-growing market primed to explode. Between 2020 to 2027, the compound annual growth rate (CAGR) is expected to hover around 46.6% in the United States. Furthermore, fighting the climate crisis has become a top priority for policymakers, resulting in many new EV-friendly policies and mandates.



Christopher Jing

Finance and business strategy experience at Microsoft and Accenture.



Lin Sun Fa

Previous experience as the board member and chief operating officer in an international non-profit



organization.

AeonCharge

> *A universal Electric Vehicle (EV) payment passport that streamlines the charging experience for everyone*


AeonCharge
Laegacy Inc.
OVERVIEW

Overview:

AeonCharge is building universal mobile apps for EV drivers to locate, activate, and pay for EV chargers across different providers. Our solution to an inevitable problem in the EV space is consolidation. AeonCharge's universal platform provides the necessary integration of all EV charging tools in a streamlined application.


AeonCharge
Laegacy Inc.
OUR JOURNEY

Our Journey:

Three years ago, our team met on our first venture together in founding a non-profit organization at Purdue University, which later grew to a multinational organization. After a successful venture together, our bond as friends grew stronger and we decided to tackle another world-scale issue together. The EV space is rapidly growing and we decide to help in increasing EV adoption by consolidating the EV charging infrastructure in the United States.


AeonCharge
Laegacy Inc.
THE PROBLEM

The Problem:

We talked to 276 EV drivers in States across the United States and found a similar complaint: the EV charging system in the United States is broken. EV drivers have to go through the hassle of using multiple apps to find the most convenient charging locations. 7 out of 10 EV drivers claimed they owned more than 4 different apps for charging, requiring them to create separate accounts and insert payment information for each of the accounts.

With the broken EV charging system in the United States, 87% of EV drivers own a second gasoline vehicle for longer-range trips. Even worse, 2 out of 10 EV owners abandon their EV because of charging inconveniences!


AeonCharge
Laegacy Inc.


OUR SOLUTIONS

Our Solution:

Utilizing open charging protocol, complex proprietary data flow, and cutting-edge user experience, our mobile apps allow locating, activation, and payment through 2 simple clicks. In addition, our app allows brand advertisements for charger owners like local businesses, restaurants, and retail shops to attract EV patrons and earn more revenue.


AeonCharge
Laegacy Inc.
WHY NOW?

Why Now:

The EV charging sector is a fast-growing market primed to explode. Between 2020 to 2027, the compound annual growth rate (CAGR) is expected to hover around 46.6% following the boom of electric vehicles in the United States. Furthermore, fighting the climate crisis has become a top priority for policymakers, resulting in many new EV-friendly policies and mandates.



Reuters

Biden proposal: $174 billion for EVs, new funds for renewable power

WASHINGTON, March 31 (Reuters) - President Joe Biden's vast infrastructure plan includes $174 billion to boost the markets for electric vehicles and billions ...

1 week ago



Edmunds

California Mandates Electric Cars for 2035 and Here's What That Means

New California executive order requires that "by 2035, all new cars and passenger trucks sold in California be zero-emission vehicles." - Existing ...

Oct 15, 2020



The Verge

Rivian planning to install 10,000 EV chargers across the US and Canada by 2023

Amazon-backed electric vehicle startup Rivian will install more than 10000 fast chargers across the US and Canada by 2023, the company ...

16 hours ago

In addition, the EV charging market is fragmented with several players occupying the market share (Technavio EV charging Stations Market 2020-2024 report). By becoming the universal payment passport or "Visa in the EV charging sector", our project has a promising trajectory.


AeonCharge
Laegacy Inc.
MARKET OPPORTUNITY

Market Opportunity:

With five states of Midwest as our beta market, the initial addressable market is $282 million in 2021. Upon expansion, our total serviceable market in the United States is $724 million in 2021 and will grow to $2.1 billion in 2025. This is based on a bottoms-up model


AeonCharge
Laegacy Inc.
BUSINESS MODEL



Revenue Model:

We have two revenue pipelines: a freemium model for EV drivers and an advertisement fee for business owners.

> ***Standard EV drivers pay a 10% fee per charging session with expected average revenue of $15.51/user/month; whereas premium EV drivers pay $8/user/month for perks such as cheaper charging sessions and promotional offers.***

> ***On the other hand, business owners who own a charger have the opportunity to purchase an advertising plan to attract EV patrons, consisting of a $0.50 Cost Per Click for ads on the app and a $2.50 Cost Per Lead for each paying EV driver at their business.***

With our current business model, the expected 1Y-LTV/CAC is 52.34x and 45.33x for EV drivers and business owners.


AeonCharge
Laegacy Inc.
TRACTION

Traction:

Our team has been able to secure funding from angel investors, equity crowdfunding, and a grant from the Regional National Science Foundation (NSF) for a total amount of $492,000 (in both cash and in-kind services). In addition, our project has received multiple national and international recognitions.

Currently, we have integrated multiple major network operators. From our users' side, we are seeing a 373% month-over-month growth and 921 waitlisted users waiting for our public launch. Our current NPS score is 84 based on our private beta. In addition, we are backed by 12 state-level EV organization leaders and the board members of the largest national EV organization in the US, which allows us to get more insights from a wider range of EV drivers and charger providers.

> ***Recent press coverage: [Yahoo Finance](), [Inside Indiana Business](), [Nasdaq](), InvestorPlace, and ABC 21***


AeonCharge
Laegacy Inc.
"The most common problem I face with electric vehicle chargers is the payment system. Some of the charging networks in my area would not process my cards and the billing was complicated. With AeonCharge's "universal payment passport", I am looking forward to a less troublesome experience every time I charge in public."
- Jim Stack, The president of Electric Auto Association Phoenix
"The expansion of charging infrastructure contributes to usability issues such as too many ways to access and pay, lack of access to non-networked systems, and increasing competition for chargers. AeonCharge is tackling this multifaceted problem and will be an important contributor to our transition to clean transportation." - Noel Morin, The President of Hawaii Electric Vehicle Association

2021

> ***June 22nd, 2021 - Private Beta (Close group testing, network operators)***
> ***July 22nd, 2021 - Private Beta (Invite-only testing, network operators)***
> ***October 23th, 2021 - Public Launch, network operators***

2022

> *January 2022 - Series A (open, duration 9 months)*
> *March 2022 - Private Beta (Close group testing, non-network operators)*
> *April 2022 - Private Beta (Invite only testing, non-network operators)*
> *July 2022 - Public Launch, non-network operators*
> *Oct 2022 - Plug & Charge integration*

2023 & after

> *January 2023 - Series B (open, duration 9 months)*
> *2024 - partnership with automakers for built-in integration*

Forward-looking projections cannot be guaranteed.

Final Words

Our dream is to increase EV adoption in the United States and we hope that by fixing the charging experience for drivers, we can encourage more people to shift to electric vehicles. Join us and be a part of our exciting venture!